April 27, 2017

Securities and Exchange Commission

Division of Investment Management

Attn: Patrick Scott

100 F. Street NE

Washington, DC 20549

RE:	Thrivent Variable Annuity Account I
N-4 Registration Statement
File No. 811-21111/333-216125

Dear Mr. Scott:

We appreciate the Staff’s review and comments on the above-referenced initial Registration Statement.

Per your request, this correspondence is to advise that we anticipate filing a pre-effective amendment reflecting changes in response to Staff comments on or about May 12, 2017, in keeping with a new proposed May 31, 2017 launch date for the new Contract. As stated in our correspondence filed with the initial filing, at the appropriate time, Registrant or its counsel, Carlton Fields Jorden Burt, will orally request acceleration of the effectiveness of the Registration Statement pursuant to Rule 461 under the Securities Act.

Please feel free to call me at 920-628-2347 with any questions or comments on the filing.

Respectfully,

/s/ Cynthia K. Mueller

Cynthia K. Mueller

Senior Counsel

Enclosures